SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 21, 2013

On June 21, 2013, at 11:00 a.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP 05425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures found at the end of these minutes. Chief Executive Officer Carlos Fadigas de Souza Filho, Officers Marcela Drehmer and Mauricio Ferro, and Mr. Guilherme A.C. Furtado Filho, in charge of the Corporate Governance Area, were also present. The Chairman of the Board of Directors, Marcelo Bahia Odebrecht, presided the meeting and Ana Paulo Bueno acted as secretary. AGENDA:  I) Subjects for Deliberation: After due analysis of the Deliberation Proposal (“PD”), the attached copy and documentation of which were previously sent for cognizance by the Board Members, as set out in the Internal Rules and shall remain duly filed at the principal place of business of the Company, the following resolution was unanimously approved  by the members in attendance, pursuant to the terms and conditions found in the respective PD: PD.CA/BAK-05/2013 – Election of Officer – (i) take cognizance of the resignation presented by Officer Marcela Aparecida Drehmer de Andrade, who will continue to perform her current duties until the effective investiture of her alternate, having registered votes of thanks for the resigning Officer for her dedication and contributions during the performance of her duties as Financial and Investor Relations Officer; (ii) elect Mr. MARIO AUGUSTO DA SILVA, Brazilian citizen, married, business administrator enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 925.760.875-15, bearer of Identity Card (RG) No. 07709192-27 SSP/BA, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida das Nações Unidas, 8501, 25º andar, Pinheiros, São Paulo/SP, CEP: 05425-070, to perform the duties of Company Officer, for the remaining term of office that shall end upon performance of the meeting of the Board of Directors that occurs after the Annual General Meeting to be held in 2015, also taking over the duties of Investor Relations Officer during this period. The Officer elected herein shall be vested in office on July 1, 2013, having presented written representation, for purposes of the provisions in article 37, item II, of Law No. 8,934 of November 18, 1994, with wording provided by Law No. 10,194 of February 14, 2001, according to the provision in paragraph 1 of article 147 of Law No. 6,404 of December 15, 1976, stating they are not prevented by special law or sentenced to a crime of bankruptcy, malfeasance in office, bribery or payoff, graft,

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 21, 2013

embezzlement, crime against the welfare, public faith or property, or criminal sentence that prevents, even if temporarily, access to public offices, having also presented, pursuant to the provisions in CVM Rulings No. 358 of January 3, 2002 and No. 367 of May 29, 2002, written representations according to the terms of the referred Rulings, which were filed at the principal place of business of the Company. Due to the election approved above, the Company’s Executive Office shall now have the following composition: Carlos José Fadigas de Souza Filho – Chief Executive Officer; Décio Fabricio Oddone da Costa, Edmundo José Correia Aires, Luciano Nitrini Guidolin, Mario Augusto da Silva – Investor Relations Officer; Maurício Roberto de Carvalho Ferro and Rui Chammas.  II) Subjects for Acknowledgement: Nothing to register. III) Subjects of Interest to the Company:  Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, June 21, 2013. Sgd.: Marcelo Bahia Odebrecht - Chairman; Ana Paula Bueno – Secretary; José Carlos Cosenza; Álvaro Fernandes da Cunha Filho; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Felipe Montoro Jens; José Alcides Santoro Martins; Luiz de Mendonça; Newton Sergio de Souza; Patrick Horbach Fairon; and Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Ana Paula Bueno

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.